Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



August 8, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST-EFFECTIVE AMENDMENT NO. 58 (FILE NOS. 033-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 58, filed on June 2, 2005, for the purpose of revising the investment strategy of the Rydex Series Funds Core Equity Fund (the "Fund") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information (SAI).

1. COMMENT. Please include disclosure concerning the Fund's policy to invest at least 80% of the value of its assets in equity instruments as suggested by the Fund's name on page 5 of the Prospectus.

         RESPONSE. We have included the following language under the Fund's "Principal Investment Strategy":

         "Under normal circumstances, the Fund will invest substantially all (at least 80%) of its assets in equity securities, or derivatives thereof. This is a non-fundamental policy that can be changed by the Fund upon 60 days' notice to shareholders."

2. COMMENT. Please state that the past performance of the Fund includes past performance "before and after taxes" in the "Performance" section on page 6 of the Prospectus.

         RESPONSE. We have revised the language in the "Performance" section as follows (new language appears in bold for the purposes of this correspondence only):

         "PERFORMANCE
         The bar chart and table show the performance of the H-Class Shares of the Core Equity Fund both year by year and as an average over different periods of time. The variability of performance over time provides an indication of the risks of investing in the Fund. Of course, this past performance (BEFORE AND AFTER TAXES) does not necessarily indicate how the Fund will perform in the future."

3. COMMENT. Please reverse the horizontal and vertical axes of the Fund's "Average Annual Total Return" table on page 6 of the Prospectus:

         RESPONSE. We have revised the horizontal and vertical axes of the Fund's "Average Annual Total Return" table accordingly.

4. COMMENT. Please provide an example of specific circumstances under which market prices would either be unavailable to, or deemed to be unreliable by, the Fund under "Calculating NAV" on page 12 of the Prospectus.

         RESPONSE. We have revised the disclosure under "Calculating NAV" as follows (new language appears in bold for the purposes of this correspondence only):

         "In calculating NAV, [the] Fund generally values its investment portfolio based on the market price of the securities as of the time the Fund determines NAV. If market prices are unavailable or [the] Fund thinks that they are unreliable, the Fund prices those securities at fair value as determined in good faith using methods approved by the Board of Trustees. FOR EXAMPLE, MARKET PRICES MAY BE UNAVAILABLE IF TRADING IN A PARTICULAR PORTFOLIO SECURITY WAS HALTED DURING THE DAY AND DID NOT RESUME PRIOR TO [THE] FUND'S NAV CALCULATION. THE FUND MAY VIEW MARKET PRICES AS UNRELIABLE WHEN THE VALUE OF A SECURITY HAS BEEN MATERIALLY AFFECTED BY EVENTS OCCURRING AFTER THE MARKET CLOSES, BUT PRIOR TO THE TIME AS OF WHICH THE FUND CALCULATES NAV."

5. COMMENT. Under "Transactions Through Your Financial Intermediary" on page 12 of the Prospectus, please clarify that shareholder orders will be processed at the Fund's next determined NAV after receipt by the intermediary or securities dealer.

         RESPONSE. We have revised the language under "Transactions Through Your Financial Intermediary" as follows (new language appears in bold for the purposes of this correspondence only):

         "If you opened your account through a financial intermediary, you will ordinarily submit your transaction orders through that financial intermediary. YOUR INTERMEDIARY IS RESPONSIBLE FOR ENSURING THAT YOUR TRANSACTION ORDER CONTAINS ALL OF THE NECESSARY INFORMATION, SOMETIMES REFERRED TO AS "GOOD ORDER," AND PROMPTLY TRANSMITTING YOUR ORDER TO THE FUND. YOUR TRANSACTION ORDERS RECEIVED IN GOOD ORDER BY YOUR INTERMEDIARY OR SECURITIES DEALER WILL BE PROCESSED AT THE FUND'S NEXT DETERMINED NAV. Intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Each intermediary also may have its own rules about share transactions, limits on the number of share transactions you are permitted to make in a given time period, and may have different cut-off times for processing your transaction order. For more information about your financial intermediary's rules and procedures, you should contact your intermediary directly.

6. COMMENT. Please revise the language under "Receiving Your Redemption Proceeds" to provide for the distribution of redemption proceeds within seven days after the receipt of the redemption request by the transfer agent pursuant to Section 22(e) of the 1940 Act.

         RESPONSE. We have revised the language accordingly.

7. COMMENT. Please confirm whether the Fund is imposing a $15 administrative fee on low balance accounts and if so, please disclose the fee in the fee table.

         RESPONSE. We have not disclosed the $15 administrative fee in the Fund's fee table because the Fund is not currently imposing the fee on low balance accounts, but reserves the right to do so in the future. We understand that, should the Fund begin imposing the $15 administrative fee, the Prospectus must be updated to reflect the imposition of that fee.

8. COMMENT. Please clarify whether there are specific market timing risks associated with the Fund's investment strategy. If the Fund is subject to specific market timing risks, please disclose these risks in the "Active Investors and Market Timing" section on page 18 of the Prospectus.

         RESPONSE. Rydex does not believe that the Fund's investment strategy makes it susceptible to any specific market timing risks.

9. COMMENT. Please confirm that the disclosure included under the "Active Investors and Market Timing" section on page 18 of the Prospectus identifies all circumstances under which restrictions on redemptions will not apply.

         RESPONSE. We have confirmed with Rydex that the existing disclosure under the "Active Investors and Market Timing" identifies all circumstances under which restrictions on redemptions will not apply.

10. COMMENT. The disclosure included in the "Rights Reserved by the Fund" section on page 19 of the Prospectus does not appear to track the Staff's no-action positions concerning permissible involuntary redemptions and the provisions of the USA Patriot Act. Please revise the disclosure accordingly.

         RESPONSE. We have revised the first sentence of the "Rights Reserved by the Fund" section as follows:

         "The Fund reserves the right to close your account in cases of suspected fraudulent or illegal activity."

11. COMMENT. Please revise the "Investment Advisor" section on page 20 of the Prospectus to reflect the requirements of Item 5(a)(1)(iii) with respect to the availability of disclosure concerning the Board's basis for approving any investment advisory contract of the Fund in the Fund's annual or semi-annual report to shareholders.

         RESPONSE. Release No. IC-26486 states that "a fund will only be required to comply with the new disclosure requirements prospectively, with respect to board approvals occurring on or after October 1, 2004." The Board's most recent annual renewal of the Trust's advisory contracts was in August, 2004, before the October, 2004 cut-off date. Thus, the Trust will not incorporate the new disclosure in its annual or semi-annual report until the end of November, 2005.

12. COMMENT. Please disclose how long each portfolio manager listed on page 21 of the Prospectus under "Portfolio Management" has managed the Fund.

         RESPONSE. We have disclosed that each portfolio manager has managed the Fund since its inception in the portfolio managers' biographical information accordingly.

13. COMMENT. Please clarify how the monthly performance adjustment will be further adjusted and over what period the average daily net assets will be measured in the third paragraph under "Advisory Fee" on page 22 of the SAI.

         RESPONSE. The monthly performance adjustment will not be subject to further adjustment, therefore, we have deleted the following sentence from the third paragraph under "Advisory Fee" on page 22 of the SAI (deleted language appears in brackets for the purposes of this correspondence only):

         "The performance period consists of a rolling 12-month period, and will be calculated and applied at the end of each month. Each 0.0375% of difference will result in a performance rate adjustment of 0.01%. The maximum annualized performance rate adjustment is +/- 0.20%. A percentage of this rate (based on the number of days in the current month) is then multiplied by the average daily net assets of the Core Equity Fund over the entire performance period, giving the dollar amount that will be added to (or subtracted from) the basic fee. [The monthly performance adjustment will be further adjusted to the extent necessary to insure that the total of such adjustments to the basic fee does not exceed +/- 0.20% of average daily net assets for that year.]

14. COMMENT. Please conform the Fund's non-fundamental policy to invest at least 80% of the value of its assets in equity securities included in the Prospectus with the non-fundamental policy language included on page 12 of the SAI.

         RESPONSE. We have revised the language of the Fund's non-fundamental policy to invest at least 80% of the value of its assets in equity securities included in the SAI as follows:

         "Change its investment strategy to invest at least 80% of its net assets in equity securities (and derivatives thereof) without 60 days' prior notice to shareholders."

15. COMMENT. Under the "Portfolio Manager Compensation" section, please disclose whether the portfolio managers' annual salary is fixed as well as the time period over which the portfolio manager's performance is compared to that of the benchmark.

         RESPONSE. We have revised the second and fourth sentences under "Portfolio Manager Compensation" as follows (new language appears in bold for the purposes of this correspondence only):

         "The portfolio managers' compensation consists of a FIXED annual salary and a discretionary bonus."

         "The first component is a comparison of the portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of applicable internal or external benchmarks AS MEASURED OVER A ONE-YEAR PERIOD."

16. COMMENT. Please identify the Fund's benchmark under "Portfolio Manager Compensation."

         RESPONSE. We have not included additional disclosure with regard to the Fund's benchmark because it is a proprietary internal benchmark. However, we have added the following disclosure for each Rydex Fund that has an external benchmark:

         "For a complete list and description of the external benchmarks used by the Funds, see "Investments and Risk - A Brief Guide to the Benchmarks" in the Prospectuses."

17. COMMENT. Please clarify the Fund's treatment of orders received after the Fund has advanced the time by which purchase and redemptions orders must be received under "Suspension of the Right of Redemption" on page 29 of the SAI.

         RESPONSE. We have added the following disclosure to the end of the "Suspension of the Right of Redemption" section:

         "Any order received after that time will receive the next business day's NAV."

18. COMMENT. Please identify the category of individuals who may act as designee for purposes of authorizing disclosure of the Fund's portfolio securities and disclose the minimum lag time applicable to any disclosure of Fund portfolio securities in the third paragraph under "Portfolio Holdings" on page 37 of the SAI.

         RESPONSE. We have revised the first sentence of the third paragraph under "Portfolio Holdings" as follows (new language appears in bold for the purposes of this correspondence only):

         "The Fund's Chief Compliance Officer, or his or her COMPLIANCE PERSONNEL designee, may also grant exceptions to permit additional disclosure of Fund portfolio holdings information at differing times and with different lag times (the period from the date of the information to the date the information is made available), IF ANY, in instances where the Fund has legitimate business purposes for doing so, it is in the best interests of shareholders, and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information and are required to execute an agreement to that effect."

19. COMMENT. Please disclose the manner in which the board of trustees exercises oversight of disclosure of the Fund's portfolio securities.

         RESPONSE. We have added the following disclosure to the "Portfolio Holdings" section:

         "The Board exercises continuing oversight of the disclosure of the Fund's portfolio holdings by (1) overseeing the implementation and enforcement of Portfolio Holdings Disclosure Policies and Procedures, the Code of Ethics, and the Protection of Non-Public Information Policies and Procedures (collectively, the portfolio holdings governing policies) by the Fund's Chief Compliance Officer and the Fund, (2) considering reports and recommendations by the Chief Compliance Officer concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act and Rule 206(4)-7 under the Investment Advisers Act of 1940) that may arise in connection with any portfolio holdings governing policies, and (3) considering whether to approve or ratify any amendment to any portfolio holdings governing policies. The Board and the Fund reserve the right to amend the Policies and Procedures at any time and from time to time without prior notice in their sole discretion. For purposes of the Policies and Procedures, the term "portfolio holdings" means the equity and debt securities (E.G., stocks and bonds) held by a Fund and does not mean the cash investments, derivatives, and other investment positions (collectively, other investment positions) held by a Fund."

20. COMMENT. Please disclose the material factors and the conclusions with respect thereto that formed the basis for the board of trustees' approval of any investment advisory contract in the Fund's Annual Report dated March 31, 2005.

         RESPONSE. We have not included this disclosure in the Fund's Annual Report dated March 31, 2005 as Release No. IC-26486 states that "a fund will only be required to comply with the new disclosure requirements prospectively, with respect to board approvals occurring on or after October 1, 2004." Please see our response to comment 11 above.

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc: Joanna M. Haigney
    W. John McGuire, Esq.
    John M. Ford, Esq.